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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934



                         For the date of October 7, 2002


                                CENTERPULSE LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                ANDREASSTRASSE 15
                                 CH-8050 ZURICH
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                      Form 40-F _______
                   -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes________                           No      X
                                                  ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.









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Centerpulse Ltd. is filing this Report on Form 6-K to furnish the attached press release announcing Centerpulse's plans to sell its Vascutek vascular grafts business.

Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.

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                         [CENTERPULSE LTD. LETTERHEAD]


MEDIA RELEASE

Date    October 4, 2002
Page    1/2


CENTERPULSE TO SELL VASCUTEK

ZURICH, OCTOBER 4, 2002 - CENTERPULSE LTD ANNOUNCED TODAY THAT IT HAS ENTERED INTO A DEFINITIVE AGREEMENT TO SELL ITS VASCUTEK VASCULAR GRAFTS BUSINESS TO JAPANESE MEDICAL DEVICE COMPANY TERUMO CORPORATION FOR USD 170 MILLION, SUBJECT TO CUSTOMARY WORKING CAPITAL ADJUSTMENTS. THE SALE OF VASCUTEK IS THE SECOND STEP IN CENTERPULSE'S PLAN TO DIVEST ITS CARDIOVASCULAR INTERESTS, AFTER THE SEPTEMBER ANNOUNCEMENT OF THE SALE OF INTRATHERAPEUTICS FOR USD 95 MILLION. THE SALE PROCESS FOR CENTERPULSE'S REMAINING CARDIOVASCULAR BUSINESS IS PROCEEDING ACCORDING TO PLAN, AND FIRM BIDS ARE EXPECTED SOON.

The sale of Scotland-based Vascutek and its international distribution network is expected to close during November. The closing is subject to customary closing conditions. Vascutek is a leading global manufacturer and marketer of vascular prostheses. The company develops, produces and distributes products that treat cardiovascular disease. The company employs staff of 240 and generated sales of CHF 35 million during the first half of 2002.

Tokyo-based Terumo Corporation is a leading manufacturer and distributor of a broad range of medical products, including cardiovascular technologies and implants, which are sold in approximately 150 countries worldwide. Terumo is focused on growing its cardiovascular business, and believes the addition of Vascutek to its portfolio is an important strategic step towards this goal.

Centerpulse announced plans to divest its Cardiac and Vascular Divisions in June of this year. The company is refining its strategic focus to emphasize the core sectors of orthopedic, spine and dental implants.
Lehman Brothers is acting as exclusive financial advisor to Centerpulse. McDermott, Will & Emery is acting as outside legal counsel.

Centerpulse's subsidiary companies develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation, trauma products, heart valves, synthetic blood vessels and stents for vascular and non-vascular obstructions.

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MEDIA RELEASE

Date    October 4, 2002
Page    2/2


SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

MEDIA INQUIRIES:

Centerpulse Corporate Communications
Erwin Schaerer
Mobile +41 (0)79 407 12 25
Phone  +41 (0)1 306 96 53
Fax    +41 (0)1 306 96 51
E-mail: press-relations@centerpulse.com

INVESTOR RELATIONS:

Marc Ostermann
Phone +41(0)1 306 98 24
Fax   +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT:
www.centerpulse.com.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       CENTERPULSE LTD.

                                       By: /s/ David Wise
                                           -------------------------------------
                                           Name:  David Wise
                                           Title: Group Vice President and
                                                  General Counsel,
                                                  Centerpulse USA Inc.



         Date:  October 7, 2002